UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  JUNE 2002 - AMENDED

Commission File Number: 0-22952

CRYOPAK INDUSTRIES INC.

(Translation of registrant’s name into English)

1053 Derwent Way, Delta, BC V3M 5R4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F …X… Form 40-F …….

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ……. No …X…

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________

Consolidated Financial Statements
(Expressed in Canadian dollars)

CRYOPAK INDUSTRIES INC.

Three months ended June 30, 2002 and 2001

(Unaudited)

CRYOPAK INDUSTRIES INC.

Consolidated Balance Sheets

Amended (note 12)

(Expressed in Canadian dollars)

June 30,

March 31,

2002

2002

(Amended

– note 12)

(Unaudited)

Assets

Current assets:

Cash and cash equivalents

$

103,716

$

42,615

Short-term investments

4,137,980

132,000

Accounts receivable

2,893,395

1,949,428

Advances to related company

129,576

150,567

Inventory

1,208,154

838,052

Prepaid expenses

404,279

314,667

8,877,100

3,427,329

Property, plant and equipment

1,111,344

1,082,809

Goodwill

2,394,450

2,394,450

Intangibles and other assets (note 5)

341,925

472,463

$

12,724,819

$

7,377,051

Liabilities and Shareholders' Equity

Current liabilities:

Bank indebtedness

$

912,649

$

417,797

Accounts payable and accrued liabilities

1,514,507

1,862,375

Deferred revenues

81,378

-

Current portion of notes payable to related parties

74,667

503,129

Current portion of obligations under capital lease

183,763

180,469

Current portion of convertible loan

3,502,415

-

6,269,379

2,963,770

Convertible loan

-

3,467,213

Obligations under capital lease

511,042

567,722

6,780,421

6,998,705

Shareholders’ equity:

Share capital

6,005,844

846,650

Convertible loan

373,735

373,735

Warrants (note 8)

225,610

-

Share purchase loan

(394,000)

(394,000)

Contributed surplus

12,481

-

Deficit

(279,272)

(448,039)

5,944,398

378,346

$

12,724,819

$

7,377,051

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

Director

Director

CRYOPAK INDUSTRIES INC.

Consolidated Statements of Operations and Deficit

Amended (note 12)

(Unaudited)

(Expressed in Canadian dollars)

Three months ended June 30, 2002 and 2001

2002

2001

(Amended

(Restated

- note 12)

- note 2)

Sales

$

2,706,662

$

2,078,727

Cost of sales (schedule 1)

1,252,485

1,039,211

Gross profit

1,454,177

1,039,516

Expenses:

Sales and marketing (schedule 2)

623,437

403,838

Administration (schedule 2)

403,789

311,287

Amortization

68,194

74,018

Interest on bank operating line

5,391

16,302

1,100,811

805,445

Earnings from operations

353,366

234,071

Other earnings (expenses):

Investment income

15,127

-

Interest on long-term debt and other financing costs

(199,726)

(156,144)

(184,599)

(156,144)

Net earnings

168,767

77,927

Deficit, beginning of period

(448,039)

(11,653,593)

Deficit, end of period

$

(279,272)

$

(11,575,666)

Earnings per common share (note 7):

Basic

$

0.01

$

0.00

Diluted

0.01

0.00

See accompanying notes to consolidated financial statements.

CRYOPAK INDUSTRIES INC.

Consolidated Statements of Cash Flows

Amended (note 12)

(Unaudited)

(Expressed in Canadian dollars)

Three months ended June 30, 2002 and 2001

2002

2001

(Amended

(Restated

- note 12)

- note 2)

Cash provided by (used in):

Operations:

Net earnings

$

168,767

$

77,927

Items not involving cash:

Amortization

90,699

109,833

Accretion of convertible loan

35,202

33,808

Stock-based compensation

12,481

-

Changes in non-cash operating working capital:

Accounts receivable

(943,967)

127,554

Advances to related company

20,991

11,432

Prepaid expenses

(89,612)

(25,585)

Inventory

(370,102)

(117,527)

Accounts payable and accrued liabilities

(347,868)

93,894

Deferred revenue

81,378

-

(1,342,031)

311,336

Investments:

Purchase of property, plant and equipment

(84,575)

(38,073)

Short-term investments

(4,005,980)

-

(4,090,555)

(38,073)

Financing:

Change in bank indebtedness

494,852

(101,803)

Repayment of capital lease obligations

(54,363)

-

Issuance of shares for cash

6,019,000

-

Share issue costs

(537,340)

-

Repayment of notes payable

(428,462)

(70,714)

5,493,687

(172,517)

Increase in cash and cash equivalents

61,101

100,746

Cash and cash equivalents, beginning of period

42,615

23,004

Cash and cash equivalents, end of period

$

103,716

$

123,750

Supplementary cash flow information (note 10)

See accompanying notes to consolidated financial statements.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 12)

(Unaudited)

(Expressed in Canadian dollars)

Three months ended June 30, 2002 and 2001

1.

Consolidated financial statement presentation:

These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company.  The disclosures in these interim consolidated financial statements do not meet all disclosure requirements of generally accepted accounting principles for annual financial statements.

2.

Restatement:

Subsequent to the issuance and recording of the convertible loan in fiscal 2001, the Company determined that the equity component of the convertible loan had been calculated improperly and that the required accretion of the debt component through a charge to interest expense was not recorded.  In addition, because the restated equity value is lower, the amount of deferred financing costs allocated to the equity component needed to be adjusted proportionately.  The consolidated financial statements for the three months ended June 30, 2001 have been restated to record these adjustments.  This restatement was also recognized in the Company’s annual consolidated financial statements for the year ended March 31, 2002.  The impact of this restatement on the June 30, 2001 financial statements is as follows:

As previously

reported

Adjustment

Restated

As at June 30, 2001:

Convertible loan-liability

$

2,628,530

$

735,184

$

3,363,714

Convertible loan-equity

908,073

(534,338)

373,735

Other assets

456,733

38,265

494,998

Deficit

11,413,085

162,581

11,575,666

Three months ended June 30, 2001:

Interest on long-term debt and other
financing costs

117,388

38,756

156,144

Earnings for the period

116,683

(38,756)

77,927

Earnings per share

0.01

(0.01)

0.00

Accretion of the effective debt discount of $35,202 has been recorded for the three months ended June 30, 2002.

3.

Significant accounting policies:

These interim consolidated financial statements follow the same accounting policies and methods of their application as the annual consolidated financial statements of the Company, except as described below and in note 4.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 12)

(Unaudited)

(Expressed in Canadian dollars)

Three months ended June 30, 2002 and 2001

3.

Significant accounting policies (continued):

(a)

Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the synergies of the business combination.

Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.  The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of the reporting unit’s goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of a reporting units goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the earnings statement before extraordinary items and discontinued operations.  The Company currently has one reporting unit.  The first step in the impairment test must be completed within the first six months of fiscal 2003.  The Company will complete the first step by September 30, 2002.

(b)

Intangible and other assets:

Intangible assets acquired either individually or with a group of other assets are initially recognized and measured at cost. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their relative fair values.

 (c)

Stock-based compensation:

The Company accounts for all stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after April 1, 2002, using the fair value based method.  The Company uses the settlement method to account for all other stock-based employee compensation awards.  Consideration paid by employees on the exercise of stock options is recorded as share capital.  The Company discloses the pro forma effect of accounting for these awards under the fair value based method (note 6).

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 12)

(Unaudited)

(Expressed in Canadian dollars)

Three months ended June 30, 2002 and 2001

4.

Changes in accounting policies:

(a)

Business combinations, goodwill and other intangible assets:

In August 2001, the Accounting Standards Board of the CICA issued Handbook Section 1581, Business Combinations, and Section 3062, Goodwill and Other Intangible Assets.  Under Section 1581, intangible assets acquired in a business combination should be identified and recognized apart from goodwill when they arise from either contractual or other legal rights or they can be separated from the acquired enterprise and sold, transferred, licensed, rented or exchanged, either individually or with a group of related assets or liabilities.  Under Section 3062, goodwill and intangible assets having indefinite lives are not amortized and are tested for impairment at least annually.  Intangible assets with definite lives are amortized over their estimated useful lives.

The Company has adopted Sections 1581 and 3062 effective April 1, 2002.  As of the date of adoption, the Company had unamortized goodwill in the amount of $2,394,450, which is no longer being amortized.  On adoption, no amounts were required to be reclassified between goodwill and intangible assets.  This change in accounting policy resulted in a reduction in amortization expense related to goodwill of $34,002 for the three months ended June 30, 2002.  In accordance with the requirements of Section 3062, this change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change.  The earnings before amortization of goodwill for all periods presented is as follows:

2002

2001

(Restated

- note 2)

Earnings for the period

$

168,767

$

77,927

Amortization of goodwill

-

34,002

Earnings before amortization of goodwill

$

168,767

$

111,929

The impact of goodwill amortization on earnings per share is described in note 7.

The Company will test its reporting unit for an indication of impairment by September 30, 2002.  If necessary, goodwill will be tested for impairment by March 31, 2003.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 12)

(Unaudited)

(Expressed in Canadian dollars)

Three months ended June 30, 2002 and 2001

4.

Changes in accounting policies (continued):

(b)

Stock-based compensation plans:

In December 2001, the Accounting Standards Board of the CICA issued Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments.  Under Section 3870, which is effective for stock-based compensation issued on or after April 1, 2002, and is not required to be applied retroactively, the Company is not required to record compensation expense for stock-based compensation awards granted to employees, except for employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments.  The Company has granted no such awards and consequently the adoption of the new standard has had no impact on the figures presented.

5.

Intangible and other assets:

Intangible and other assets as at June 30, 2002 are as follows:

Gross

carrying

Accumulated

amount

amortization

Total

Amortized intangible assets:

Licences and trademarks

$

419,434

$

293,880

$

125,554

Patents

250,000

130,026

119,974

Deferred finance costs

419,079

322,682

96,397

$

1,088,513

$

746,588

$

341,925

There have been no additions of intangible assets for the three months ended June 30, 2002.  The aggregate amortization expense for the three months ended June 30, 2002 was $38,029.

6.

Stock-based compensation:

The Company applies settlement accounting to account for stock-based employee compensation awards, and accordingly no compensation expense has been recognized for the Company’s fixed stock option plan.  Had compensation expense for the Company's stock based compensation issued on or after April 1, 2002 been determined based on the fair value at the applicable grant dates, the Company’s earnings would have been reduced to the pro forma amounts indicated below.  The reduction in earnings would not change disclosed earnings per common share amounts.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 12)

(Unaudited)

(Expressed in Canadian dollars)

Three months ended June 30, 2002 and 2001

6.

Stock-based compensation (continued):

Earnings:

As reported

$

168,767

Pro forma

155,253

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions for the three months ended June 30, 2002: risk-free interest rate of 3.75%; dividend yield of 0%; expected lives of 4.5 years; and volatility of 109%.

7.

Earnings per common share:

The following table sets out the basic and diluted number of shares outstanding:

2002

2001

Weighted

Weighted

average

average

number of

number of

 common

 common

shares

Per share

shares

Per share

Income

outstanding

amount

Income

outstanding

amount

(Restated

- note 2)

Earnings before amortization of goodwill per common share:

Basic

$

168,767

26,777,774

$

0.01

$

111,929

20,962,444

$

0.01

Stock options

-

1,148,200

-

-

58,758

-

Diluted

$

168,767

27,925,974

$

0.01

$

111,929

21,021,202

$

0.01

Earnings per common share:

Basic

$

168,767

26,777,774

$

0.01

$

77,927

20,962,444

$

0.00

Stock options

-

1,148,200

-

-

58,758

-

Diluted

$

168,767

27,925,974

$

0.01

$

77,927

21,021,202

$

0.00

The effect of the warrants and convertible loan are anti-dilutive and therefore have not been included in the calculation of diluted earnings per share.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 12)

(Unaudited)

(Expressed in Canadian dollars)

Three months ended June 30, 2002 and 2001

8.

Private placement:

In April 2002, the Company completed a private placement in the aggregate amount of $6,000,000 through the sale of 7,500,000 units.  Each unit consists of one common share and one-half of one share purchase warrant.  One whole warrant entitles the holder to acquire one common share at a price of $1.25 per share at any time for a period of two years.  Finder’s fees totaling $525,000 and an additional 375,000 warrants were paid in connection with this private placement.  The fair value of the finder’s fee warrants was estimated to be $0.60 per warrant, using the Black-Scholes option pricing model, and has been recognized as a share issue cost.

9.

Significant customer:

During the three months ended June 30, 2002, the Company sold approximately $1,277,000 of merchandise to a significant customer.

10.

Supplementary cash flow information:

2002

2001

(Restated

- note 2)

Interest paid

$

818,019

$

15,569

Interest received

9,143

1,604

Non-cash financing and investing activities:

Deferred finance costs amortized to share capital

96,856

-

375,000 warrants issued as finders fee

225,610

-

11.

Comparative figures:

Certain prior period amounts have been reclassified to conform with the presentation adopted in the current period.

12.

Amendment:

Subsequent to the filing of the interim financial statements for the three months ended June 30, 2002, the Company became aware of certain accounting issues and initiated an inquiry into, and a review and evaluation of, accounting practices.  As a result of this process, the Company is restating its previously issued financial statements for the three months ended June 30, 2002, the three and six months ended September 30, 2002, and the three and nine months ended December 31, 2002.  The items that gave rise to these adjustments neither relate to nor impact the Company’s consolidated financial statements for the year ended March 31, 2002.

The following table and narrative provide information regarding the nature of the restatements and the effect of the restated adjustments on the net earnings amount previously reported in the Company’s published unaudited interim quarterly consolidated financial statements.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 12)

(Unaudited)

(Expressed in Canadian dollars)

Three months ended June 30, 2002 and 2001

12.

Amendment (continued):

Effects on net earnings:

Three months

ended

June 30,

2002

Revenue adjustments (a)

$

(182,778)

Stock compensation charges (b)

(12,481)

Total effect on net earnings

$

(195,259)

 (a)

The Company previously recorded revenue upon completion of manufacturing for certain product sales to customers who paid for products in advance of delivery but requested that the Company not ship the products until an unspecified future date.  The Company also previously recorded revenue for certain sales immediately upon shipment of products in response to a customer purchase order.  The Company has reviewed the terms of these arrangements and determined that it is more appropriate to record revenue, and the related costs, upon delivery of the applicable product to the customer.  These adjustments correct the timing of revenue recognition.

(b)

During fiscal year 2003, the Company granted certain options to non-employees.  The Company has concluded that these should be accounted for at their fair value as stock-based compensation expense in accordance with changes to Canadian generally accepted accounting principles that were effective for the Company commencing with its quarter ended June 30, 2002.  These adjustments recognize the stock-based compensation expense to non-employees.

Balance sheet reclassification:

In addition to the above adjustments, the Company determined that the convertible loan had previously been presented as a long-term liability and this loan has been reclassified as a current liability in these financial statements.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 12)

(Unaudited)

(Expressed in Canadian dollars)

Three months ended June 30, 2002 and 2001

Balance sheet reclassification (continued):

The consolidated financial statements, including the statements of cash flows, for the three months ended June 30, 2002 have been amended to record these adjustments.  The impact of these amendments on the previously filed financial statements is as follows:

As previously

reported

Adjustment

Restated

As at June 30, 2002:

Accounts receivable

$

3,113,830

$

(220,435)

$

2,893,395

Inventory

1,089,119

119,035

1,208,154

Deferred revenue

-

81,378

81,378

Current portion of convertible loan

-

3,502,415

3,502,415

Non-current portion of convertible loan

3,502,415

(3,502,415)

-

Contributed surplus

-

12,481

12,481

Deficit

(84,013)

(195,259)

(279,272)

Three months ended June 30, 2002:

Sales

3,157,480

(450,818)

2,706,662

Cost of sales

1,493,586

(241,101)

1,252,485

Sales and marketing

582,967

40,470

623,437

Administration

458,717

(54,928)

403,789

Earnings for the period

364,026

(195,259)

168,767

CRYOPAK INDUSTRIES INC.

Consolidated Cost of Sales

Schedule 1

(Unaudited)

Amended (note 12)

(Expressed in Canadian dollars)

Three months ended June 30, 2002 and 2001

2002

2001

(Restated –

note 2)

Freight and brokerage fee

$

174,698

$

147,329

Purchases

637,631

529,243

Repair and maintenance

31,508

61,366

Testing charges

16,611

26,602

Rent, storage and utilities

60,253

62,674

Wages

315,352

208,682

Warranty

16,432

3,315

$

1,252,485

$

1,039,211

#

CRYOPAK INDUSTRIES INC.

Consolidated Sales and Marketing Expenses

Schedule 2

(Unaudited)

Amended (note 12)

(Expressed in Canadian dollars)

Three months ended June 30, 2002 and 2001

2002

2001

(Restated –

note 2)

Marketing

$

237,095

$

124,246

Royalties

35,402

20,954

Salaries and benefits

247,400

156,038

Travel and entertainment

89,036

63,940

Vehicle

14,504

38,660

$

623,437

$

403,838

Consolidated Administration Expenses

(Unaudited)

(Expressed in Canadian dollars)

Three months ended June 30, 2002 and 2001

2002

2001

(Restated –

note 2)

Corporate printing, financial and public relations

$

61,511

$

61,047

Management and consulting fees

121,842

89,944

Office supplies and stationery

77,386

50,463

Professional fees

69,381

48,515

Rent

20,608

16,415

Salaries and benefits

28,617

21,850

Telephone

18,450

18,264

Filing, listing and transfer agent fees

5,994

4,789

$

403,789

$

311,287

FORM 51-901F

RESTATED QUARTERLY AND YEAR END REPORT

Incorporated as part of:	☐ Schedule A
☒ ☒ Schedules B & C (place X in appropriate category)
ISSUER DETAILS:
NAME OF ISSUER:	Cryopak Industries Inc.
ISSUER ADDRESS:	1053 Derwent Way Delta, BC V3M 5R4
CONTACT NAME:	Martin Carsky
CONTACT POSITION:	Chief Financial Officer
CONTACT TELEPHONE NUMBER:	(604) 515-7977
ISSUER TELEPHONE NUMBER: ISSUER FAX NUMBER: CONTACT E-MAIL ADDRESS: WEB SITE ADDRESS: FOR QUARTER ENDED:	(604) 515-7977 (604) 515-7978 mcarsky@cryopak.com www.cryopak.com June 30, 2002
DATE OF REPORT (YY/MM/DD):	2003/07/28

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

“John Morgan”

John Morgan

2003/07/28

DIRECTOR’S SIGNATURE

PRINT FULL NAME

DATE SIGNED (YY/MM/DD)

“John McEwen”

John McEwen

2003/07/28

DIRECTOR’S SIGNATURE

PRINT FULL NAME

DATE SIGNED (YY/MM/DD)

#

CRYOPAK INDUSTRIES INC.

SUPPLEMENTARY INFORMATION

FOR THE THREE MONTHS ENDED JUNE 30, 2002

1.

For the Current Fiscal Year-to-Date

Management and consulting fees are as follows:

Amounts paid to companies owned by directors	$ 69,943
Consulting fees to arm’s length parties	39,418
Stock compensation expense	12,481
Total	$ 121,842

2.

Related Party Transactions

Related party transactions not otherwise disclosed in these consolidated financial statements are as follows:

Management fees are comprised of $69,943 paid to two companies owned by two officers of the Company.

Royalties in the amount of $21,266 were paid to two directors of the Company.

3.

Securities Issued and Options Granted

a)

Securities Issued

Date of Issue	Type of Security	Number of Shares	Price	Total Proceeds & Consideration	Commission Paid

Private Placement
April 26/02	Common shares	7,500,000	$0.80	$6,000,000 Cash	$525,000

Exercise of Options
April 3/02	Common shares	10,000	$0.65	$ 6,500 Cash	Nil
Apr 26/02	Common shares	25,000	$0.50	$12,500 Cash	Nil

Bonus Shares for Guarantee of Line of Credit
May 14/02	Common shares	40,000	$0.50	Nil	Nil

b)  Options Granted

Optionee	# of Shares	Exercise Price	Expiry Date	Date of Grant

Consultant	150,000	$1.00	May 21/07	May 21/02
Employee	125,000	$1.00	March 1/07	May 21/02

4.

Summary of Securities

a)  Authorized Share Capital

100,000,000	Common shares without par value
100,000,000	Class A preferred shares without par value, of which 1,500 are designated Class A convertible voting preferred shares, Series 1
28,907,444	Shares issued and outstanding

b)

Type of Security	# of Shares	Conversion/ Exercise Price	Expiry Date

Options	750,000	$ 0.76	March 19, 2004
	732,000	0.57	February 1, 2005
	110,000	0.65	July 13, 2005
	367,000	0.52	September 8, 2005
	510,000	0.63	September 15, 2005
	530,000	0.80	February 15, 2006
	50,000	0.68	March 27, 2006
	10,000	0.75	June 1, 2006
	445,000	0.50	June 27, 2006
	20,000	0.55	July 16, 2006
	50,000	0.68	September 18, 2006
	50,000	0.35	October 1, 2006
	50,000	0.68	October 31, 2006
	125,000	1.00	March 1, 2007
	150,000	1.00	May 21, 2007
Warrants	3,750,000	$1.25	April 26, 2003

c)  850,000 common shares held in escrow

5.

List of Directors and Officers

Directors	Officers

Harry Bygdnes	John F. Morgan
R. Leigh Jeffs	Douglas R. Reid
John F. Morgan	Harley Sinclair
Douglas R. Reid	John McEwen
John McEwen	Charn Rai
Ross Morrison	Raj Gill

CRYOPAK INDUSTRIES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2002

This Management Discussion and Analysis of financial condition and results of operations for the quarter ended June 30, 2002 should be read in conjunction with the Company’s fiscal 2002 audited consolidated financial statements and accompanying notes.  All dollar amounts are in Canadian dollars.

OVERVIEW

Business of the Company

The Company develops, manufactures and markets quality temperature-controlling products such as the premium patented Cryopak Flexible Ice™ Blanket, flexible hot and cold compresses, gel packs and instant hot and cold packs. Cryopak products are used during transport to ensure critical temperature maintenance for pharmaceuticals, airline food and beverages, seafood and other perishable items.  The Company’s products are also used for first aid, medical and physiotherapy treatments, and, through retail distribution, for daily all-purpose chilling applications.  With almost 10 years of experience in research and development, Cryopak also offers testing and consulting services to help companies optimize their cold-chain management programs.

Major Events Impacting the Business for the Quarter Ended June 30, 2002

The following is a summary of major events arising during the quarter:

•

Revenue growth of 30% over the prior year’s quarter,

•

Two new senior managers have joined the Company’s sales and marketing team,

•

Sales amounting to over $1 million have been made to Costco;

•

A private placement in the amount of $6 million has been closed.

RESULTS OF OPERATIONS

Financial Highlights

For the Quarter Ended June 30

	2002	2001

Sales	$ 2,706,662	$ 2,078,727

Gross profit	1,454,177	1,039,516

Earnings/(loss) from operations	353,366	234,071

Earnings/(loss) for the quarter	$ 168,767	$ 77,927

Earnings/(loss) per share	$ 0.01	$ 0.00
Weighted average common shares outstanding	26,777,774	20,962,444

Operating Results for the Quarter Ended June 30, 2002 Compared to June 30, 2001

Revenues - The Company’s quarterly sales increased to $2,706,662 from $2,078,727, an increase of 30%.   The increase in sales reflects the Company’s successful efforts to market its retail products and includes the announced sales to Costco.

Gross Profit - Gross profit increased to $1,454,177 from $1,039,516 in 2001 and gross profit percentage increased to 54% from 50% in 2001.  The increase is due to an increase in manufacturing efficiency and an increase in sales of the Flexible Ice™ Blanket, which have a higher margin.

Sales and Marketing Expenses - Sales and marketing expenses increased to $623,437 from $403,838, an increase of $219,599 or 54%.  The increase is attributable to an increased marketing and sales effort, which resulted in the hiring of two senior sales and marketing managers.

Administrative Expenses – Administrative expenses have increased to $403,789 from $311,287.  The increase is primarily due to increased management and consulting fees stemming from the increased use of outside consultants during the period.

Depreciation and Amortization – Depreciation and amortization expense decreased to $68,194 in 2002 from $74,018 in 2001.  The decrease is due to the fact that goodwill is no longer being amortized effective July 1, 2001, in accordance with CICA Handbook Section 3062 (see Note 3(a) to the consolidated financial statements).

Earnings from Operations – Earnings from operations was $353,366 in the quarter compared to $234,071 in the previous year’s quarter due primarily to the gross profit increase over the same period last year.

Other Items - Other items include interest on long term debt net of interest income.  Interest expense includes interest on the convertible debenture, interest on capital leases and financing costs related to the long term debt.

Investor Relations

The Company’s investor relations activities are generally handled internally.  In addition, the Company has retained the services of J. Pollack & Company (“Pollack”) of Boynton Beach, Florida for an initial term which expired on April 30, 2002.  That contract has been extended to October 31, 2002.  Monthly consideration remains at $5,000USD.  Pollack provides public relation and informational services primarily to investors based in the United States.

FINANCIAL CONDITION AND LIQUIDITY

At June 30, 2002, the Company had working capital of $2,607,721 as compared to $463,559 at March 31, 2002.  The increase in working capital was derived primarily from the $6 million private placement which closed in April 2002, partially offset by the inclusion of the convertible loan in current liabilities.  The proceeds from the private placement are being used for general corporate purposes and to invest in the future growth of the business.

The Company’s accounts receivable balances at June 30, 2002 were $2,893,395 compared to $1,949,428 as at March 31, 2002.  Inventory on hand was $1,208,154, up from $838,052 at March 31, 2002.  The increased investment in accounts receivable and inventory is due to the increased sales volume during the period.  The Company carries a supply of all required raw materials and packaging supplies in order to ensure efficient production and shipping of customer purchase orders.

At June 30, 2002, the Company had two credit facilities in place.  The first, a $1 million line of credit secured by accounts receivable, inventory, a pledge of deposits, and a pledge of securities, is subject to margin limits.  At June 30, 2002 this limit was $805,000 and $789,676 was outstanding on the line.  This facility is due on demand and bears interest at prime plus 1.5% per annum.  The Company’s second credit facility is for $132,000 and is secured by a term deposit.  As at June 30, 2002, $122,973 was drawn under this facility.  This facility is due on demand and bears interest at prime plus 1.0% per annum.

The Company monitors its costs and acquisitions of capital equipment on an ongoing basis to ensure that such costs are reasonable and necessary.  During the quarter, the Company acquired capital assets in the amount of $84,575 comprised of computer equipment in the amount of $12,594, leasehold improvements of $48,566 and manufacturing equipment in the amount of $23,415 to be used in the manufacturing process.

SUMMARY OF DEBT

Long term debt is comprised of the convertible loan, notes payable to related parties and capital lease obligations.

These amounts are summarized below:

	Total	Convertible Loan (1)	Notes Payable to Related Parties (2)	Capital Lease Obligations (3)

Long term	$ 511,042	$ -	$ -	$ 511,042
Current portion	3,760,845	3,502,415	74,667	183,763
Totals	4,271,887	3,502,415	74,667	694,805
Equity portion of convertible loan	373,735	373,735	-	-
	$ 4,645,622	$ 3,876,150	$ 74,667	$ 694,805

(1)

The convertible loan matures on June 7, 2003 and bears interest at 10% per annum.  The proceeds from this financing were used primarily to finance the acquisition of the Northland companies.

(2)

Of the notes payable to related parties, the balance is interest free and repayable at $10,667 per month.

(3)

The capital lease maturities range from September 23, 2002 to March 30, 2007 and bear interest at rates from 10.25% to 18%.

OUTLOOK

The Company’s goal is to achieve growth, (i) internally through an aggressive sales and marketing strategy designed to increase sales to its existing customer base, and (ii) by strategic acquisitions designed to enhance the Company’s core business of supplying temperature controlling packing solutions.

RISKS AND UNCERTAINTIES

Market Risk

The Company derived 67% of its consolidated revenues outside of Canada in fiscal 2002, however, substantially all costs are incurred in Canadian currency.  The exposure to foreign exchange risk is monitored on an ongoing basis.  The Company monitors, and when appropriate, will utilize financial instruments to manage its exposure to these risks.

Fluctuations in Financial Results

The Company could experience quarterly variations in revenue and net earnings due to numerous factors, many of which are outside of its control.  These factors could include the timing of new contracts, timing of increased expenses incurred in support of advertising and marketing, seasonality of various products and services.

Client Concentration

The Company continues to derive a significant amount of its revenue from a small number of customers.  In fiscal 2002, approximately 36% of revenues were received from three customers.  Management continues to focus on the development of new business opportunities that will result in the further broadening of revenue sources.  The Company sold approximately $1.3 million of product to one customer in the quarter ended June 30, 2002.

Forward-Looking Statement

Certain information and statements contained in this report are forward-looking, based on management’s estimates and assumptions.  Though management believes that the expectations reflected in these forward-looking statements are reasonable, there can be no assurance that these expectations will prove to be correct.  As such, these forward-looking statements are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from anticipated events.  Information and statements identified as forward-looking include, and are not limited to, statements regarding financial results, future events, and trends.

This is the form of material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

CRYOPAK INDUSTRIES INC.

1053 Derwent Way

Delta, BC  V3M 5R4

Item 2.

Date of Material Change

July 28, 2003

Item 3.

Press Release

N/A

Item 4.

Summary of Material Change

Amended June 2002 Consolidated Financial Statements

Item 5.

Full Description of Material Change

Consolidated Financial Statements
(Expressed in Canadian dollars)

CRYOPAK INDUSTRIES INC.

Three months ended June 30, 2002 and 2001

(Unaudited)

CRYOPAK INDUSTRIES INC.

Consolidated Balance Sheets

Amended (note 12)

(Expressed in Canadian dollars)

June 30,

March 31,

2002

2002

(Amended

– note 12)

(Unaudited)

Assets

Current assets:

Cash and cash equivalents

$

103,716

$

42,615

Short-term investments

4,137,980

132,000

Accounts receivable

2,893,395

1,949,428

Advances to related company

129,576

150,567

Inventory

1,208,154

838,052

Prepaid expenses

404,279

314,667

8,877,100

3,427,329

Property, plant and equipment

1,111,344

1,082,809

Goodwill

2,394,450

2,394,450

Intangibles and other assets (note 5)

341,925

472,463

$

12,724,819

$

7,377,051

Liabilities and Shareholders' Equity

Current liabilities:

Bank indebtedness

$

912,649

$

417,797

Accounts payable and accrued liabilities

1,514,507

1,862,375

Deferred revenues

81,378

-

Current portion of notes payable to related parties

74,667

503,129

Current portion of obligations under capital lease

183,763

180,469

Current portion of convertible loan

3,502,415

-

6,269,379

2,963,770

Convertible loan

-

3,467,213

Obligations under capital lease

511,042

567,722

6,780,421

6,998,705

Shareholders’ equity:

Share capital

6,005,844

846,650

Convertible loan

373,735

373,735

Warrants (note 8)

225,610

-

Share purchase loan

(394,000)

(394,000)

Contributed surplus

12,481

-

Deficit

(279,272)

(448,039)

5,944,398

378,346

$

12,724,819

$

7,377,051

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

Director

Director

CRYOPAK INDUSTRIES INC.

Consolidated Statements of Operations and Deficit

Amended (note 12)

(Unaudited)

(Expressed in Canadian dollars)

Three months ended June 30, 2002 and 2001

2002

2001

(Amended

(Restated

- note 12)

- note 2)

Sales

$

2,706,662

$

2,078,727

Cost of sales (schedule 1)

1,252,485

1,039,211

Gross profit

1,454,177

1,039,516

Expenses:

Sales and marketing (schedule 2)

623,437

403,838

Administration (schedule 2)

403,789

311,287

Amortization

68,194

74,018

Interest on bank operating line

5,391

16,302

1,100,811

805,445

Earnings from operations

353,366

234,071

Other earnings (expenses):

Investment income

15,127

-

Interest on long-term debt and other financing costs

(199,726)

(156,144)

(184,599)

(156,144)

Net earnings

168,767

77,927

Deficit, beginning of period

(448,039)

(11,653,593)

Deficit, end of period

$

(279,272)

$

(11,575,666)

Earnings per common share (note 7):

Basic

$

0.01

$

0.00

Diluted

0.01

0.00

See accompanying notes to consolidated financial statements.

CRYOPAK INDUSTRIES INC.

Consolidated Statements of Cash Flows

Amended (note 12)

(Unaudited)

(Expressed in Canadian dollars)

Three months ended June 30, 2002 and 2001

2002

2001

(Amended

(Restated

- note 12)

- note 2)

Cash provided by (used in):

Operations:

Net earnings

$

168,767

$

77,927

Items not involving cash:

Amortization

90,699

109,833

Accretion of convertible loan

35,202

33,808

Stock-based compensation

12,481

-

Changes in non-cash operating working capital:

Accounts receivable

(943,967)

127,554

Advances to related company

20,991

11,432

Prepaid expenses

(89,612)

(25,585)

Inventory

(370,102)

(117,527)

Accounts payable and accrued liabilities

(347,868)

93,894

Deferred revenue

81,378

-

(1,342,031)

311,336

Investments:

Purchase of property, plant and equipment

(84,575)

(38,073)

Short-term investments

(4,005,980)

-

(4,090,555)

(38,073)

Financing:

Change in bank indebtedness

494,852

(101,803)

Repayment of capital lease obligations

(54,363)

-

Issuance of shares for cash

6,019,000

-

Share issue costs

(537,340)

-

Repayment of notes payable

(428,462)

(70,714)

5,493,687

(172,517)

Increase in cash and cash equivalents

61,101

100,746

Cash and cash equivalents, beginning of period

42,615

23,004

Cash and cash equivalents, end of period

$

103,716

$

123,750

Supplementary cash flow information (note 10)

See accompanying notes to consolidated financial statements.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 12)

(Unaudited)

(Expressed in Canadian dollars)

Three months ended June 30, 2002 and 2001

1.

Consolidated financial statement presentation:

These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company.  The disclosures in these interim consolidated financial statements do not meet all disclosure requirements of generally accepted accounting principles for annual financial statements.

2.

Restatement:

Subsequent to the issuance and recording of the convertible loan in fiscal 2001, the Company determined that the equity component of the convertible loan had been calculated improperly and that the required accretion of the debt component through a charge to interest expense was not recorded.  In addition, because the restated equity value is lower, the amount of deferred financing costs allocated to the equity component needed to be adjusted proportionately.  The consolidated financial statements for the three months ended June 30, 2001 have been restated to record these adjustments.  This restatement was also recognized in the Company’s annual consolidated financial statements for the year ended March 31, 2002.  The impact of this restatement on the June 30, 2001 financial statements is as follows:

As previously

reported

Adjustment

Restated

As at June 30, 2001:

Convertible loan-liability

$

2,628,530

$

735,184

$

3,363,714

Convertible loan-equity

908,073

(534,338)

373,735

Other assets

456,733

38,265

494,998

Deficit

11,413,085

162,581

11,575,666

Three months ended June 30, 2001:

Interest on long-term debt and other
financing costs

117,388

38,756

156,144

Earnings for the period

116,683

(38,756)

77,927

Earnings per share

0.01

(0.01)

0.00

Accretion of the effective debt discount of $35,202 has been recorded for the three months ended June 30, 2002.

3.

Significant accounting policies:

These interim consolidated financial statements follow the same accounting policies and methods of their application as the annual consolidated financial statements of the Company, except as described below and in note 4.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 12)

(Unaudited)

(Expressed in Canadian dollars)

Three months ended June 30, 2002 and 2001

3.

Significant accounting policies (continued):

(a)

Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the synergies of the business combination.

Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.  The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of the reporting unit’s goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of a reporting units goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the earnings statement before extraordinary items and discontinued operations.  The Company currently has one reporting unit.  The first step in the impairment test must be completed within the first six months of fiscal 2003.  The Company will complete the first step by September 30, 2002.

(b)

Intangible and other assets:

Intangible assets acquired either individually or with a group of other assets are initially recognized and measured at cost. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their relative fair values.

 (c)

Stock-based compensation:

The Company accounts for all stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after April 1, 2002, using the fair value based method.  The Company uses the settlement method to account for all other stock-based employee compensation awards.  Consideration paid by employees on the exercise of stock options is recorded as share capital.  The Company discloses the pro forma effect of accounting for these awards under the fair value based method (note 6).

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 12)

(Unaudited)

(Expressed in Canadian dollars)

Three months ended June 30, 2002 and 2001

4.

Changes in accounting policies:

(a)

Business combinations, goodwill and other intangible assets:

In August 2001, the Accounting Standards Board of the CICA issued Handbook Section 1581, Business Combinations, and Section 3062, Goodwill and Other Intangible Assets.  Under Section 1581, intangible assets acquired in a business combination should be identified and recognized apart from goodwill when they arise from either contractual or other legal rights or they can be separated from the acquired enterprise and sold, transferred, licensed, rented or exchanged, either individually or with a group of related assets or liabilities.  Under Section 3062, goodwill and intangible assets having indefinite lives are not amortized and are tested for impairment at least annually.  Intangible assets with definite lives are amortized over their estimated useful lives.

The Company has adopted Sections 1581 and 3062 effective April 1, 2002.  As of the date of adoption, the Company had unamortized goodwill in the amount of $2,394,450, which is no longer being amortized.  On adoption, no amounts were required to be reclassified between goodwill and intangible assets.  This change in accounting policy resulted in a reduction in amortization expense related to goodwill of $34,002 for the three months ended June 30, 2002.  In accordance with the requirements of Section 3062, this change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change.  The earnings before amortization of goodwill for all periods presented is as follows:

2002

2001

(Restated

- note 2)

Earnings for the period

$

168,767

$

77,927

Amortization of goodwill

-

34,002

Earnings before amortization of goodwill

$

168,767

$

111,929

The impact of goodwill amortization on earnings per share is described in note 7.

The Company will test its reporting unit for an indication of impairment by September 30, 2002.  If necessary, goodwill will be tested for impairment by March 31, 2003.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 12)

(Unaudited)

(Expressed in Canadian dollars)

Three months ended June 30, 2002 and 2001

4.

Changes in accounting policies (continued):

(b)

Stock-based compensation plans:

In December 2001, the Accounting Standards Board of the CICA issued Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments.  Under Section 3870, which is effective for stock-based compensation issued on or after April 1, 2002, and is not required to be applied retroactively, the Company is not required to record compensation expense for stock-based compensation awards granted to employees, except for employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments.  The Company has granted no such awards and consequently the adoption of the new standard has had no impact on the figures presented.

5.

Intangible and other assets:

Intangible and other assets as at June 30, 2002 are as follows:

Gross

carrying

Accumulated

amount

amortization

Total

Amortized intangible assets:

Licences and trademarks

$

419,434

$

293,880

$

125,554

Patents

250,000

130,026

119,974

Deferred finance costs

419,079

322,682

96,397

$

1,088,513

$

746,588

$

341,925

There have been no additions of intangible assets for the three months ended June 30, 2002.  The aggregate amortization expense for the three months ended June 30, 2002 was $38,029.

6.

Stock-based compensation:

The Company applies settlement accounting to account for stock-based employee compensation awards, and accordingly no compensation expense has been recognized for the Company’s fixed stock option plan.  Had compensation expense for the Company's stock based compensation issued on or after April 1, 2002 been determined based on the fair value at the applicable grant dates, the Company’s earnings would have been reduced to the pro forma amounts indicated below.  The reduction in earnings would not change disclosed earnings per common share amounts.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 12)

(Unaudited)

(Expressed in Canadian dollars)

Three months ended June 30, 2002 and 2001

6.

Stock-based compensation (continued):

Earnings:

As reported

$

168,767

Pro forma

155,253

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions for the three months ended June 30, 2002: risk-free interest rate of 3.75%; dividend yield of 0%; expected lives of 4.5 years; and volatility of 109%.

7.

Earnings per common share:

The following table sets out the basic and diluted number of shares outstanding:

2002

2001

Weighted

Weighted

average

average

number of

number of

 common

 common

shares

Per share

shares

Per share

Income

outstanding

amount

Income

outstanding

amount

(Restated

- note 2)

Earnings before amortization of goodwill per common share:

Basic

$

168,767

26,777,774

$

0.01

$

111,929

20,962,444

$

0.01

Stock options

-

1,148,200

-

-

58,758

-

Diluted

$

168,767

27,925,974

$

0.01

$

111,929

21,021,202

$

0.01

Earnings per common share:

Basic

$

168,767

26,777,774

$

0.01

$

77,927

20,962,444

$

0.00

Stock options

-

1,148,200

-

-

58,758

-

Diluted

$

168,767

27,925,974

$

0.01

$

77,927

21,021,202

$

0.00

The effect of the warrants and convertible loan are anti-dilutive and therefore have not been included in the calculation of diluted earnings per share.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 12)

(Unaudited)

(Expressed in Canadian dollars)

Three months ended June 30, 2002 and 2001

8.

Private placement:

In April 2002, the Company completed a private placement in the aggregate amount of $6,000,000 through the sale of 7,500,000 units.  Each unit consists of one common share and one-half of one share purchase warrant.  One whole warrant entitles the holder to acquire one common share at a price of $1.25 per share at any time for a period of two years.  Finder’s fees totaling $525,000 and an additional 375,000 warrants were paid in connection with this private placement.  The fair value of the finder’s fee warrants was estimated to be $0.60 per warrant, using the Black-Scholes option pricing model, and has been recognized as a share issue cost.

9.

Significant customer:

During the three months ended June 30, 2002, the Company sold approximately $1,277,000 of merchandise to a significant customer.

10.

Supplementary cash flow information:

2002

2001

(Restated

- note 2)

Interest paid

$

818,019

$

15,569

Interest received

9,143

1,604

Non-cash financing and investing activities:

Deferred finance costs amortized to share capital

96,856

-

375,000 warrants issued as finders fee

225,610

-

11.

Comparative figures:

Certain prior period amounts have been reclassified to conform with the presentation adopted in the current period.

12.

Amendment:

Subsequent to the filing of the interim financial statements for the three months ended June 30, 2002, the Company became aware of certain accounting issues and initiated an inquiry into, and a review and evaluation of, accounting practices.  As a result of this process, the Company is restating its previously issued financial statements for the three months ended June 30, 2002, the three and six months ended September 30, 2002, and the three and nine months ended December 31, 2002.  The items that gave rise to these adjustments neither relate to nor impact the Company’s consolidated financial statements for the year ended March 31, 2002.

The following table and narrative provide information regarding the nature of the restatements and the effect of the restated adjustments on the net earnings amount previously reported in the Company’s published unaudited interim quarterly consolidated financial statements.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 12)

(Unaudited)

(Expressed in Canadian dollars)

Three months ended June 30, 2002 and 2001

12.

Amendment (continued):

Effects on net earnings:

Three months

ended

June 30,

2002

Revenue adjustments (a)

$

(182,778)

Stock compensation charges (b)

(12,481)

Total effect on net earnings

$

(195,259)

 (a)

The Company previously recorded revenue upon completion of manufacturing for certain product sales to customers who paid for products in advance of delivery but requested that the Company not ship the products until an unspecified future date.  The Company also previously recorded revenue for certain sales immediately upon shipment of products in response to a customer purchase order.  The Company has reviewed the terms of these arrangements and determined that it is more appropriate to record revenue, and the related costs, upon delivery of the applicable product to the customer.  These adjustments correct the timing of revenue recognition.

(b)

During fiscal year 2003, the Company granted certain options to non-employees.  The Company has concluded that these should be accounted for at their fair value as stock-based compensation expense in accordance with changes to Canadian generally accepted accounting principles that were effective for the Company commencing with its quarter ended June 30, 2002.  These adjustments recognize the stock-based compensation expense to non-employees.

Balance sheet reclassification:

In addition to the above adjustments, the Company determined that the convertible loan had previously been presented as a long-term liability and this loan has been reclassified as a current liability in these financial statements.

CRYOPAK INDUSTRIES INC.

Notes to Consolidated Financial Statements

Amended (note 12)

(Unaudited)

(Expressed in Canadian dollars)

Three months ended June 30, 2002 and 2001

Balance sheet reclassification (continued):

The consolidated financial statements, including the statements of cash flows, for the three months ended June 30, 2002 have been amended to record these adjustments.  The impact of these amendments on the previously filed financial statements is as follows:

As previously

reported

Adjustment

Restated

As at June 30, 2002:

Accounts receivable

$

3,113,830

$

(220,435)

$

2,893,395

Inventory

1,089,119

119,035

1,208,154

Deferred revenue

-

81,378

81,378

Current portion of convertible loan

-

3,502,415

3,502,415

Non-current portion of convertible loan

3,502,415

(3,502,415)

-

Contributed surplus

-

12,481

12,481

Deficit

(84,013)

(195,259)

(279,272)

Three months ended June 30, 2002:

Sales

3,157,480

(450,818)

2,706,662

Cost of sales

1,493,586

(241,101)

1,252,485

Sales and marketing

582,967

40,470

623,437

Administration

458,717

(54,928)

403,789

Earnings for the period

364,026

(195,259)

168,767

CRYOPAK INDUSTRIES INC.

Consolidated Cost of Sales

Schedule 1

(Unaudited)

Amended (note 12)

(Expressed in Canadian dollars)

Three months ended June 30, 2002 and 2001

2002

2001

(Restated –

note 2)

Freight and brokerage fee

$

174,698

$

147,329

Purchases

637,631

529,243

Repair and maintenance

31,508

61,366

Testing charges

16,611

26,602

Rent, storage and utilities

60,253

62,674

Wages

315,352

208,682

Warranty

16,432

3,315

$

1,252,485

$

1,039,211

#

CRYOPAK INDUSTRIES INC.

Consolidated Sales and Marketing Expenses

Schedule 2

(Unaudited)

Amended (note 12)

(Expressed in Canadian dollars)

Three months ended June 30, 2002 and 2001

2002

2001

(Restated –

note 2)

Marketing

$

237,095

$

124,246

Royalties

35,402

20,954

Salaries and benefits

247,400

156,038

Travel and entertainment

89,036

63,940

Vehicle

14,504

38,660

$

623,437

$

403,838

Consolidated Administration Expenses

(Unaudited)

(Expressed in Canadian dollars)

Three months ended June 30, 2002 and 2001

2002

2001

(Restated –

note 2)

Corporate printing, financial and public relations

$

61,511

$

61,047

Management and consulting fees

121,842

89,944

Office supplies and stationery

77,386

50,463

Professional fees

69,381

48,515

Rent

20,608

16,415

Salaries and benefits

28,617

21,850

Telephone

18,450

18,264

Filing, listing and transfer agent fees

5,994

4,789

$

403,789

$

311,287

FORM 51-901F

RESTATED QUARTERLY AND YEAR END REPORT

Incorporated as part of:	☐ Schedule A
☒ ☒ Schedules B & C (place X in appropriate category)
ISSUER DETAILS:
NAME OF ISSUER:	Cryopak Industries Inc.
ISSUER ADDRESS:	1053 Derwent Way Delta, BC V3M 5R4
CONTACT NAME:	Martin Carsky
CONTACT POSITION:	Chief Financial Officer
CONTACT TELEPHONE NUMBER:	(604) 515-7977
ISSUER TELEPHONE NUMBER: ISSUER FAX NUMBER: CONTACT E-MAIL ADDRESS: WEB SITE ADDRESS: FOR QUARTER ENDED:	(604) 515-7977 (604) 515-7978 mcarsky@cryopak.com www.cryopak.com June 30, 2002
DATE OF REPORT (YY/MM/DD):	2003/07/28

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

“John Morgan”

John Morgan

2003/07/28

DIRECTOR’S SIGNATURE

PRINT FULL NAME

DATE SIGNED (YY/MM/DD)

“John McEwen”

John McEwen

2003/07/28

DIRECTOR’S SIGNATURE

PRINT FULL NAME

DATE SIGNED (YY/MM/DD)

#

CRYOPAK INDUSTRIES INC.

SUPPLEMENTARY INFORMATION

FOR THE THREE MONTHS ENDED JUNE 30, 2002

1.

For the Current Fiscal Year-to-Date

Management and consulting fees are as follows:

Amounts paid to companies owned by directors	$ 69,943
Consulting fees to arm’s length parties	39,418
Stock compensation expense	12,481
Total	$ 121,842

2.

Related Party Transactions

Related party transactions not otherwise disclosed in these consolidated financial statements are as follows:

Management fees are comprised of $69,943 paid to two companies owned by two officers of the Company.

Royalties in the amount of $21,266 were paid to two directors of the Company.

3.

Securities Issued and Options Granted

a)

Securities Issued

Date of Issue	Type of Security	Number of Shares	Price	Total Proceeds & Consideration	Commission Paid

Private Placement
April 26/02	Common shares	7,500,000	$0.80	$6,000,000 Cash	$525,000

Exercise of Options
April 3/02	Common shares	10,000	$0.65	$ 6,500 Cash	Nil
Apr 26/02	Common shares	25,000	$0.50	$12,500 Cash	Nil

Bonus Shares for Guarantee of Line of Credit
May 14/02	Common shares	40,000	$0.50	Nil	Nil

b)  Options Granted

Optionee	# of Shares	Exercise Price	Expiry Date	Date of Grant

Consultant	150,000	$1.00	May 21/07	May 21/02
Employee	125,000	$1.00	March 1/07	May 21/02

4.

Summary of Securities

a)  Authorized Share Capital

100,000,000	Common shares without par value
100,000,000	Class A preferred shares without par value, of which 1,500 are designated Class A convertible voting preferred shares, Series 1
28,907,444	Shares issued and outstanding

b)

Type of Security	# of Shares	Conversion/ Exercise Price	Expiry Date

Options	750,000	$ 0.76	March 19, 2004
	732,000	0.57	February 1, 2005
	110,000	0.65	July 13, 2005
	367,000	0.52	September 8, 2005
	510,000	0.63	September 15, 2005
	530,000	0.80	February 15, 2006
	50,000	0.68	March 27, 2006
	10,000	0.75	June 1, 2006
	445,000	0.50	June 27, 2006
	20,000	0.55	July 16, 2006
	50,000	0.68	September 18, 2006
	50,000	0.35	October 1, 2006
	50,000	0.68	October 31, 2006
	125,000	1.00	March 1, 2007
	150,000	1.00	May 21, 2007
Warrants	3,750,000	$1.25	April 26, 2003

c)  850,000 common shares held in escrow

5.

List of Directors and Officers

Directors	Officers

Harry Bygdnes	John F. Morgan
R. Leigh Jeffs	Douglas R. Reid
John F. Morgan	Harley Sinclair
Douglas R. Reid	John McEwen
John McEwen	Charn Rai
Ross Morrison	Raj Gill

CRYOPAK INDUSTRIES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2002

This Management Discussion and Analysis of financial condition and results of operations for the quarter ended June 30, 2002 should be read in conjunction with the Company’s fiscal 2002 audited consolidated financial statements and accompanying notes.  All dollar amounts are in Canadian dollars.

OVERVIEW

Business of the Company

The Company develops, manufactures and markets quality temperature-controlling products such as the premium patented Cryopak Flexible Ice™ Blanket, flexible hot and cold compresses, gel packs and instant hot and cold packs. Cryopak products are used during transport to ensure critical temperature maintenance for pharmaceuticals, airline food and beverages, seafood and other perishable items.  The Company’s products are also used for first aid, medical and physiotherapy treatments, and, through retail distribution, for daily all-purpose chilling applications.  With almost 10 years of experience in research and development, Cryopak also offers testing and consulting services to help companies optimize their cold-chain management programs.

Major Events Impacting the Business for the Quarter Ended June 30, 2002

The following is a summary of major events arising during the quarter:

•

Revenue growth of 30% over the prior year’s quarter,

•

Two new senior managers have joined the Company’s sales and marketing team,

•

Sales amounting to over $1 million have been made to Costco;

•

A private placement in the amount of $6 million has been closed.

RESULTS OF OPERATIONS

Financial Highlights

For the Quarter Ended June 30

	2002	2001

Sales	$ 2,706,662	$ 2,078,727

Gross profit	1,454,177	1,039,516

Earnings/(loss) from operations	353,366	234,071

Earnings/(loss) for the quarter	$ 168,767	$ 77,927

Earnings/(loss) per share	$ 0.01	$ 0.00
Weighted average common shares outstanding	26,777,774	20,962,444

Operating Results for the Quarter Ended June 30, 2002 Compared to June 30, 2001

Revenues - The Company’s quarterly sales increased to $2,706,662 from $2,078,727, an increase of 30%.   The increase in sales reflects the Company’s successful efforts to market its retail products and includes the announced sales to Costco.

Gross Profit - Gross profit increased to $1,454,177 from $1,039,516 in 2001 and gross profit percentage increased to 54% from 50% in 2001.  The increase is due to an increase in manufacturing efficiency and an increase in sales of the Flexible Ice™ Blanket, which have a higher margin.

Sales and Marketing Expenses - Sales and marketing expenses increased to $623,437 from $403,838, an increase of $219,599 or 54%.  The increase is attributable to an increased marketing and sales effort, which resulted in the hiring of two senior sales and marketing managers.

Administrative Expenses – Administrative expenses have increased to $403,789 from $311,287.  The increase is primarily due to increased management and consulting fees stemming from the increased use of outside consultants during the period.

Depreciation and Amortization – Depreciation and amortization expense decreased to $68,194 in 2002 from $74,018 in 2001.  The decrease is due to the fact that goodwill is no longer being amortized effective July 1, 2001, in accordance with CICA Handbook Section 3062 (see Note 3(a) to the consolidated financial statements).

Earnings from Operations – Earnings from operations was $353,366 in the quarter compared to $234,071 in the previous year’s quarter due primarily to the gross profit increase over the same period last year.

Other Items - Other items include interest on long term debt net of interest income.  Interest expense includes interest on the convertible debenture, interest on capital leases and financing costs related to the long term debt.

Investor Relations

The Company’s investor relations activities are generally handled internally.  In addition, the Company has retained the services of J. Pollack & Company (“Pollack”) of Boynton Beach, Florida for an initial term which expired on April 30, 2002.  That contract has been extended to October 31, 2002.  Monthly consideration remains at $5,000USD.  Pollack provides public relation and informational services primarily to investors based in the United States.

FINANCIAL CONDITION AND LIQUIDITY

At June 30, 2002, the Company had working capital of $2,607,721 as compared to $463,559 at March 31, 2002.  The increase in working capital was derived primarily from the $6 million private placement which closed in April 2002, partially offset by the inclusion of the convertible loan in current liabilities.  The proceeds from the private placement are being used for general corporate purposes and to invest in the future growth of the business.

The Company’s accounts receivable balances at June 30, 2002 were $2,893,395 compared to $1,949,428 as at March 31, 2002.  Inventory on hand was $1,208,154, up from $838,052 at March 31, 2002.  The increased investment in accounts receivable and inventory is due to the increased sales volume during the period.  The Company carries a supply of all required raw materials and packaging supplies in order to ensure efficient production and shipping of customer purchase orders.

At June 30, 2002, the Company had two credit facilities in place.  The first, a $1 million line of credit secured by accounts receivable, inventory, a pledge of deposits, and a pledge of securities, is subject to margin limits.  At June 30, 2002 this limit was $805,000 and $789,676 was outstanding on the line.  This facility is due on demand and bears interest at prime plus 1.5% per annum.  The Company’s second credit facility is for $132,000 and is secured by a term deposit.  As at June 30, 2002, $122,973 was drawn under this facility.  This facility is due on demand and bears interest at prime plus 1.0% per annum.

The Company monitors its costs and acquisitions of capital equipment on an ongoing basis to ensure that such costs are reasonable and necessary.  During the quarter, the Company acquired capital assets in the amount of $84,575 comprised of computer equipment in the amount of $12,594, leasehold improvements of $48,566 and manufacturing equipment in the amount of $23,415 to be used in the manufacturing process.

SUMMARY OF DEBT

Long term debt is comprised of the convertible loan, notes payable to related parties and capital lease obligations.

These amounts are summarized below:

	Total	Convertible Loan (1)	Notes Payable to Related Parties (2)	Capital Lease Obligations (3)

Long term	$ 511,042	$ -	$ -	$ 511,042
Current portion	3,760,845	3,502,415	74,667	183,763
Totals	4,271,887	3,502,415	74,667	694,805
Equity portion of convertible loan	373,735	373,735	-	-
	$ 4,645,622	$ 3,876,150	$ 74,667	$ 694,805

(1)

The convertible loan matures on June 7, 2003 and bears interest at 10% per annum.  The proceeds from this financing were used primarily to finance the acquisition of the Northland companies.

(2)

Of the notes payable to related parties, the balance is interest free and repayable at $10,667 per month.

(3)

The capital lease maturities range from September 23, 2002 to March 30, 2007 and bear interest at rates from 10.25% to 18%.

OUTLOOK

The Company’s goal is to achieve growth, (i) internally through an aggressive sales and marketing strategy designed to increase sales to its existing customer base, and (ii) by strategic acquisitions designed to enhance the Company’s core business of supplying temperature controlling packing solutions.

RISKS AND UNCERTAINTIES

Market Risk

The Company derived 67% of its consolidated revenues outside of Canada in fiscal 2002, however, substantially all costs are incurred in Canadian currency.  The exposure to foreign exchange risk is monitored on an ongoing basis.  The Company monitors, and when appropriate, will utilize financial instruments to manage its exposure to these risks.

Fluctuations in Financial Results

The Company could experience quarterly variations in revenue and net earnings due to numerous factors, many of which are outside of its control.  These factors could include the timing of new contracts, timing of increased expenses incurred in support of advertising and marketing, seasonality of various products and services.

Client Concentration

The Company continues to derive a significant amount of its revenue from a small number of customers.  In fiscal 2002, approximately 36% of revenues were received from three customers.  Management continues to focus on the development of new business opportunities that will result in the further broadening of revenue sources.  The Company sold approximately $1.3 million of product to one customer in the quarter ended June 30, 2002.

Forward-Looking Statement

Certain information and statements contained in this report are forward-looking, based on management’s estimates and assumptions.  Though management believes that the expectations reflected in these forward-looking statements are reasonable, there can be no assurance that these expectations will prove to be correct.  As such, these forward-looking statements are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from anticipated events.  Information and statements identified as forward-looking include, and are not limited to, statements regarding financial results, future events, and trends.

Item 6.

Reliance on section 85(2) of the Act

N/A

Item 7.

Omitted Information

N/A

Item 8.

Senior Officers

John F. Morgan, President

Tel: 604-515-7977

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED this 31th day of July, 2003.

“John Morgan”

(signature)

John Morgan

Name

President

Position

Vancouver, B.C.

Place of Declaration

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cryopak Industries Inc.

Registrant

July 31, 2003

“Martin Carsky”

Date

Signature

Martin Carsky

Name

Chief Financial Officer

Position